SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549




07072075

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2006

SHELL PROVIDENT FUND
P. O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Page

Index to Financial Statements and Exhibit

(a) Financial Statements:

(b) Exhibit:

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: 

Pervis Thomas, Jr.
Plan Administrator

Date: June 18, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Trustees of the
Shell Provident Fund

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules of net assets available for benefits of the Shell Savings Group Trust as of December 31, 2006 and 2005 and the related schedule of changes in net assets available for benefits for the years then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 18, 2007

SHELL PROVIDENT FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2006	December 31, 2005
Investments at fair value:		
Net Investment in Shell Savings Group Trust	$ 6,137,914,594	$ 5,787,486,150
Participant loans	70,875,437	67,051,250
Net assets available for benefits	$ 6,208,790,031	$ 5,854,537,400

The accompanying notes are an integral part of this statement.

SHELL PROVIDENT FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2006	2005
Additions to net assets attributed to:		
Investment income in Shell Savings Group Trust:		
Dividends and interest	$ 286,923,106	$ 201,636,937
Net appreciation	421,596,840	234,514,467
Other income	5,311,623	61,804,245
	713,831,569	497,955,649
Contributions:		
Participant	24,872,081	23,045,236
Employer	149,114,925	144,035,264
Rollover	17,823,715	8,874,656
	191,810,721	175,955,156
Total	905,642,290	673,910,805
Deductions from net assets attributed to:		
Participant distributions & withdrawals	548,039,811	732,802,274
Administrative expenses	3,349,848	3,775,122
Total	551,389,659	736,577,396
Net increase (decrease)	354,252,631	(62,666,591)
Net assets available for benefits:		
Beginning of year	5,854,537,400	5,917,203,991
End of year	$ 6,208,790,031	$ 5,854,537,400

The accompanying notes are an integral part of this statement.

SHELL PROVIDENT FUND

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:

General
The Shell Provident Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan. As more fully described in Note 3, the assets of the Plan are held in a participating trust in the Shell Savings Group Trust (Group Trust).

Eligibility
Effective January 1, 2002, employees of Shell Oil Company and certain affiliated companies (Contributing Companies) may elect to contribute up to 25 percent of their eligible compensation on an after-tax basis to the Plan, subject to IRS limitations for all contributions. The Contributing Companies make contributions at the maximum rate for which a participant is eligible for company contributions (ranging between 2.5 percent – 10 percent), after the completion of a year of service.

Participant and company contributions are credited to individual participants' accounts, with participants directing the investment of their account balances into various investment options including a money market fund, company stock fund, mutual funds, and commingled funds. Investment managers of the investment options invest funds at their discretion, as governed by the Regulations and investment manager agreements. Investments in the Plan are valued daily at the end of each business day.

Vesting
Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70½. Active employees aged 59½ or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their own contributions without any time or limit restriction.

Participant Accounts
A variable payment option, which provides unlimited monthly, quarterly, or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to rollover an account from another qualified retirement plan into the Plan if certain requirements are met. An employee may withdraw funds that were rolled into the Plan at any time.

Participant Loans
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans issued during 2006 ranged from 6.75 to 8.25 percent during 2006 and 4.75 to 6.75 percent during 2005.

Forfeited Accounts
Participants of the Shell Trading Savings Plan that merged into the Plan on December 29, 2004 retained their 5-year vesting criteria related to Company contributions prior to the merger. Therefore, forfeited amounts related exclusively to these participants are used to reduce current and future company contributions. Forfeited nonvested accounts totaled $619 and $55,136 as of December 31, 2006 and 2005, respectively. Company contributions were reduced by $140,879 and $0 from forfeited nonvested accounts for the years ended December 31, 2006 and 2005, respectively.

Administration of Plan Assets
Audit, investment manager and custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell Oil Company (Shell) on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $21,158 and $138,496 at December 31, 2006 and 2005, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Administrator salaries, office rentals, and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

On July 20, 2005, Royal Dutch Shell plc became the parent company of Royal Dutch Petroleum Company ("Royal Dutch") and the Shell Transport and Trading Company plc ("Shell Transport") and related companies. As a result, for each Royal Dutch ordinary share held in the Royal Dutch Stock Fund on July 20, 2005, the Plan, through the Shell Savings Group Trust, received into the Royal Dutch Shell Stock Fund one Royal Dutch Shell Class A American depositary receipt (which represents two Royal Dutch Shell Class A ordinary shares).

The trustees as defined by the Plan are employees of a consolidated subisidiary Royal Dutch Shell plc, and therefore, qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell stock, which qualifies as a party-in-interest transaction.

NOTE 2 - ACCOUNTING POLICIES:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Group Trust and the Plan are presented on the following basis:

Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year-end

Participant loans are valued at cost which approximates fair value

All other investments are stated at market value based on quoted prices

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" was issued in September 2006 and establishes a framework for measuring fair value under generally accepted accounting principals, and expands disclosures about fair value measurements. Adoption is effective for all financial statements issued after November 15, 2007. The impact to the Shell Provident Fund is currently being evaluated.

NOTE 3 - INVESTMENT IN THE GROUP TRUST:

The Plan is a participant in the Group Trust. The custodian of the Group Trust is Fidelity Management Trust Company. Each plan participating in the Group Trust has a specific interest in the investment assets based on participant accounts. The Plan's interest in the Group Trust was approximately 68.57 percent at December 31, 2006 and approximately 69.67 percent, including interest in participant loans, at December 31, 2005. The Shell Pay Deferral Investment Fund also has an interest in the Group Trust of approximately 31.43 percent at December 31, 2006 and approximately 30.33 percent at December 31, 2005.

The following tables represent the schedule of investments and related investment income for the Group Trust as of and for each of the years then ended December 31, 2006 and 2005, respectively. Additional information on these schedules is presented in Supplemental Schedules 2 and 3.

	December 31,	
	2006	2005
Short-term investments	$ 2,077,623,421	$ 1,938,624,496
Common stock	1,260,816,267	1,312,110,084
Commingled funds	1,518,389,253	1,468,056,929
Registered investment company shares	3,997,234,552	3,493,071,567
Participant loans	123,904,773	122,004,271
Total investments	$ 8,977,968,266	$ 8,333,867,347

	Year ending December 31,	
	2006	2005
Additions to net assets attributed to:		
Investment income		
Dividends and interest	$ 439,119,895	$ 282,539,229
Net appreciation in common stock	204,915,991	103,775,026
Net appreciation in commingled funds	205,929,675	71,176,653
Net appreciation in registered investment company shares	176,188,353	163,570,641
Other income	1,444,352	69,280,647
Total investment income	$ 1,027,598,266	$ 690,342,196

The following table presents investments representing 5% or more of the total Group Trust net assets at December 31, 2006 or December 31, 2005:

	December 31, 2006	December 31, 2005
	(In millions)	
Thrift Fund	$ 2,046	$ 1,898
U.S. Equity Index Fund	1,212	1,212
Royal Dutch Shell Stock Fund	1,293	1,352

NOTE 4 - LINE OF CREDIT OF THE GROUP TRUST:

The Thrift Fund and Royal Dutch Shell Stock Fund (RDSF) have available a line of credit with BankBoston to fund redemptions as needed. The line of credit permits borrowings at an interest rate of Fed Funds plus 50 basis points. At December 31, 2006 and 2005, the Group Trust had no amounts outstanding under the line of credit.

NOTE 5 – RISKS AND UNCERTAINTIES:

The Plan, through the Group Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 6 - FEDERAL INCOME TAX EXEMPTION:

The Internal Revenue Service (IRS) issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Section 401(a) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

NOTE 7 - OTHER:

In connection with the hydrocarbon reserves recategorization, a number of class actions were filed on behalf of participants in the Plan alleging that Royal Dutch, Shell Transport and various current and former officers and directors were alleged to have breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. On August 22, 2005, the Court approved a settlement agreement reached between the parties. The settlement agreement required defendants to pay $90 million to resolve the claims that have been made or that could have been made in this class action lawsuit. In addition to the settlement amount, defendants were also required to pay up to $1 million to the court-appointed class counsel for their out-of-pocket expenses and pay the costs incurred in providing notice of the settlement to class members. The settlement also required Shell Oil Company to adopt specific procedures regarding the monitoring and training of individuals appointed to be fiduciaries under ERISA. An independent fiduciary, hired by the Trustees' of the Shell Provident Fund, the Shell Pay Deferral Investment Fund, and the Shell Trading Savings Plan (merged into the Shell Provident Fund and the Shell Pay Deferral Investment Fund on December 29, 2004) to consider the fairness of the settlement to plan participants and beneficiaries, successfully argued that attorneys' fees payable to plaintiffs' counsel should be reduced to $25 million from $33 million. As of December 31, 2005, the net settlement amount payable to the Shell Savings Group Trust was approximately $69 million and allocation of the net settlement amount had not been determined at the plan level or at the individual participant level prior to year-end. Therefore, pending final determination by the court and based on best estimates, an allocation of the net settlement amount was assessed for each plan based on percentage of investment in the Royal Dutch Stock Fund (currently Royal Dutch Shell Stock Fund) as of December 31, 2003, and a receivable was recorded in the amount of $61,804,245 for the Provident Fund and $7,476,402 for the Shell Pay Deferral Investment Fund. On April 13, 2007 the net settlement amount of $70,724,999 was deposited into the Shell Savings Group Trust, $67,115,868 of which was allocated to participants in the Provident Fund and $3,609,131 was allocated to participants in the Shell Pay Deferral Investment Fund.

NOTE 8 – SUBSEQUENT EVENTS:

On June 18, 2007 the Shell Pay Deferral Investment Fund was merged into the Provident Fund and it is anticipated that the Shell Savings Group Trust will be dissolved prior to December 31, 2007.

NOTE 9 – RECONCILIATION OF THE FINANCIALS TO SCHEDULE H OF FORM 5500:

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Schedule H of Form 5500:

	December 31,	
	2006	2005
Net assets per financial statements	$6,208,790,031	$5,854,537,400
Deemed distributions of participant loans	(570,957)	(549,155)
Net assets available for benefits per Schedule H	$6,208,219,074	$5,853,988,245

The following is a reconciliation of benefits paid to participants per the financial statements for the year ending December 31, 2006 to Schedule H of Form 5500:

	2006
Total benefits paid to participants per the financial statements	$548,039,811
Deemed distributions of participant loans – offset during plan year	21,802
Total benefits paid per Schedule H of Form 5500	$548,061,613

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the financial statements and recorded as an expense on Schedule H on Form 5500.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2006
SHELL PROVIDENT FUND

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value $
* Participant Loans	4% - 10.5%	$ 70,875,437

* Identified party-in-interest

SHELL SAVINGS GROUP TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2006	December 31, 2005
Short-term investments	$ 2,077,623,421	$ 1,938,624,496
Common stock	1,260,816,267	1,312,110,084
Commingled funds	1,518,389,253	1,468,056,929
Registered investment company shares	3,997,234,552	3,493,071,567
Participant loans	123,904,773	122,004,271
Total investments	8,977,968,266	8,333,867,347
Interest and other receivables	84,079,484	82,478,804
Total assets	9,062,047,750	8,416,346,151
Accounts payable	7,584,077	12,984,911
Total liabilities	7,584,077	12,984,911
Net assets available for benefits	$ 9,054,463,673	$ 8,403,361,240

SHELL SAVINGS GROUP TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ending December 31, 2006	Year Ending December 31, 2005
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 439,119,895	$ 282,539,229
Net appreciation in common stock	204,915,991	103,775,026
Net appreciation in commingled funds	205,929,675	71,176,653
Net appreciation in registered investment company shares	176,188,353	163,570,641
Other income	1,444,352	69,280,647
	1,027,598,266	690,342,196
Contributions:		
Participant	182,602,339	165,456,278
Employer	149,114,925	144,035,264
Rollover	17,823,715	9,026,546
	349,540,979	318,518,088
Total	1,377,139,245	1,008,860,284
Deductions from net assets attributed to:		
Participant distributions & withdrawals	721,613,430	954,068,597
Administrative expenses	4,423,382	4,876,435
Total	726,036,812	958,945,032
Net increase	651,102,433	49,915,252
Net assets available for benefits:		
Beginning of year	8,403,361,240	8,353,445,988
End of year	$ 9,054,463,673	$ 8,403,361,240

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-126715) of Royal Dutch Shell plc of our report dated June 18, 2007 relating to the financial statements of the Shell Provident Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 18, 2007

END